UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

TradeStation Group, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

89267P 10 5

(CUSIP Number)

Benedict S. Gambino
22356 Timberlea Lane
Kildeer, Illinois 60047
(847) 540-5542

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

October 18, 2002

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons Benedict Gambino

2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)

3)	SEC Use Only

4)	Source of Funds (See Instructions) Not applicable.

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6)	Citizenship or Place of Organization USA

Number of	(7) Sole Voting Power 514,160
Shares Bene-
ficially	(8) Shared Voting Power -0-
Owned by
Each	(9) Sole Dispositive Power 514,160
Reporting
Person With	(10) Shared Dispositive Power -0-

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 514,160

12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)	Percent of Class Represented by Amount in Row (11) 1.3%

14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 89267P 10 5

     This Amendment No. 2 further amends Items 5, 6 and 7 to the Statement on Schedule 13D filed by Benedict S. Gambino with the Securities and Exchange Commission on January 10, 2001, as amended by Amendment No. 1 filed on May 10, 2002 and Amendment No. 2 filed on August 16, 2002, with respect to the Common Stock, $.01 par value (“Common Stock”) of Tradestation Group, Inc. (“Issuer”).

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

Information with respect to Benedict S. Gambino:

     (a)  Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the cover page. Pursuant to Rule 13d-4, Benedict S. Gambino expressly declares that the filing of this Schedule 13D shall not be construed as an admission that Benedict S. Gambino is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D other than the securities specified in Item 11 of the cover page.

     (b)  Shared versus sole voting and dispositive powers: See Items 7, 8, 9 and 10 of the cover page.

     (c)  Transactions during the last 60 days through October 21, 2002:

(i)	On September 5, 2002, Benedict S. Gambino sold 11,900 shares of Common Stock on the open market for $1.47 per share.

(ii)	On September 5, 2002, Benedict S. Gambino sold 100 shares of Common Stock on the open market for $1.48 per share.

(iii)	On September 10, 2002, Benedict S. Gambino sold 6,000 shares of Common Stock on the open market for $1.40 per share.

(iv)	On October 15, 2002, Benedict S. Gambino sold 700 shares of Common Stock on the open market for $1.35 per share.

(v)	On October 15, 2002, Benedict S. Gambino sold 14,500 shares of Common Stock on the open market for $1.39 per share.

(vi)	On October 15, 2002, Benedict S. Gambino sold 500 shares of Common Stock on the open market for $1.42 per share.

(vii)	On October 16, 2002, Benedict S. Gambino sold 5,000 shares of Common Stock on the open market for $1.29 per share.

(viii)	On October 16, 2002, Benedict S. Gambino sold 4,000 shares of Common Stock on the open market for $1.30 per share.

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(ix)	On October 16, 2002, Benedict S. Gambino sold 4,600 shares of Common Stock on the open market for $1.32 per share.

(x)	On October 18, 2002, Benedict S. Gambino sold 2,200 shares of Common Stock on the open market for $1.35 per share.

(xi)	On October 21, 2002, in Plantation, Florida, Benedict S. Gambino sold 2,417,300 shares of Common Stock to the Issuer for $1.40 per share pursuant to the terms of a Stock Purchase Agreement dated as of October 18, 2002 by and between Benedict S. Gambino and the Issuer. A copy of the Stock Purchase Agreement is filed herewith as Exhibit 5.

     (d)  Not applicable.

     (e)  On October 21, 2002, Benedict S. Gambino ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety to read as follows:

     In connection with entering into the Merger Agreement, certain shareholders of Omega Research, Inc. and onlinetradinginc.com corp. entered into a Voting Trust Agreement, which became effective at the effective time of the Merger, which was December 29, 2000 (the “Effective Time”), pursuant to which shares of Common Stock of the Issuer owned by them after the Effective Time were subject to the terms of a voting trust. From and after the Effective Time, former shareholders of Omega Research, Inc. (the “Omega Group”) had the right to direct the voting trustee to vote all of the shares subject to the voting trust in connection with any election of directors of the Issuer at a meeting of the Issuer’s shareholders or by written consent of the Issuer’s shareholders in a manner such that five of the total of eight directors constituting the board of directors of the Issuer, two of which were required to be independent directors, were designated by the Omega Group. The former shareholders of onlinetradinginc.com corp. (the “Online Group”) had the right to direct the voting trustee to vote all of the shares subject to the voting trust in a manner such that three of such total number of eight directors, one of which was required to be an independent director, were designated by the Online Group. With respect to all matters other than the election of directors as to which a vote (or written consent) of shareholders of the Issuer was made, the voting trustee voted the shares owned by each shareholder who was a party to the Voting Trust Agreement as specifically instructed in writing by the shareholder owning the beneficial interest in, and voting trust certificate relating to, such shares.

     The Voting Trust Agreement provided that the voting trust would dissolve upon the earliest of several possible dates, one of which was the date when the Issuer’s shareholders who were parties to the Voting Trust Agreement holding 67% or more of the shares then subject to that agreement executed a written instrument declaring

CUSIP No. 89267P 10 5

the dissolution of the voting trust. On April 30, 2002, parties to the Voting Trust Agreement holding more than 67% of the shares then subject to the Voting Trust Agreement entered into a Termination Agreement dissolving and terminating the voting trust.

     Benedict S. Gambino entered into a Stock Purchase Agreement with the Issuer effective as of August 8, 2002. Pursuant to the Stock Purchase Agreement, Benedict S. Gambino sold 1,500,000 shares of Common Stock to the Issuer for a purchase price of $1.35 per share.

     Benedict S. Gambino entered into a Stock Purchase Agreement with the Issuer dated as of October 18, 2002. Pursuant to the Stock Purchase Agreement, Benedict S. Gambino sold 2,417,300 shares of Common Stock to the Issuer for a purchase price of $1.40 per share. A copy of the Stock Purchase Agreement is filed herewith as Exhibit 5.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety to read as follows:

     1.     Agreement and Plan of Merger and Reorganization dated as of January 19, 2000 by and among Omega Research, Inc., Omega Acquisition Corporation, onlinetradinginc.com corp., Onlinetrading Acquisition Corporation and TradeStation Group, Inc., as amended (incorporated by reference to TradeStation Group, Inc.’s Registration Statement on Form S-4, as amended (File No. 333-34922) declared effective on December 11, 2000).

     2.     Voting Trust Agreement dated as of January 19, 2000 by and among WRCF-I 1997 Limited Partnership, WRCF-II 1997 Limited Partnership, RLCF-I 1997 Limited Partnership, RLCF-II 1997 Limited Partnership, Andrew A. Allen, Andrew A. Allen Family Limited Partnership, Tafazzoli Family Limited Partnership, zum Tobel Family Limited Partnership, Derek J. Hernquist, Benedict S. Gambino and Marc J. Stone, as voting trustee (incorporated by reference to TradeStation Group, Inc.’s Registration Statement on Form S-4, as amended (File No. 333-34922) declared effective on December 11, 2000).

     3.     Termination Agreement dated as of April 30, 2002 by and among WRCF-I 1997 Limited Partnership, WRCF-II 1997 Limited Partnership, RLCF-I 1997 Limited Partnership, RLCF-II 1997 Limited Partnership and Tafazzoli Family Limited Partnership (previously filed as Exhibit 3 to Benedict S. Gambino’s Amendment No. 1 to Statement on Schedule 13D (File No. 005-60095) filed on May 10, 2002).

     4.     Stock Purchase Agreement dated as of August 8, 2002 by and between Benedict S. Gambino and TradeStation Group, Inc. (previously filed as Exhibit 4 to Benedict S. Gambino’s Amendment No. 2 to Statement on Schedule 13D (File No. 005-60095) filed on August 16, 2002).

CUSIP No. 89267P 10 5

     5.     Stock Purchase Agreement dated as of October 18, 2002 by and between Benedict S. Gambino and TradeStation Group, Inc. (filed herewith).

CUSIP No. 89267P 10 5

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 22, 2002	/s/ Benedict S. Gambino

(Date)	(Signature)

Benedict S. Gambino, individually

(Name and Title)